September 26, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc.
Registration Statement on Form F-4 (File No. 333-270267) Request for Acceleration of Effective Date

Ladies and Gentlemen,

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, September 28, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Sally Yin of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (212) 497-7747 or at syin@wsgr.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CH AUTO Inc.

By:	/s/ Qun Lu
	Name:	Qun Lu
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer

cc:

Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV